FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: October 14, 2005

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 10-05

          October 14, 2005

EXTENSION OF WARRANT TERMS

SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of one year:

Warrants for the purchase of 415,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 27, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 700,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 7, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 500,000 shares at $1.05 per share.  These warrants were originally issued with a two year term expiring November 28, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 28, 2006.  The exercise price of the warrants will remain at $1.05 per share.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.

S A M E X M I N I N G C O R P.